EXHIBIT 1.1

Del Monte Foods Company P.O. Box 193575 San Francisco, CA 94119-3575	NEWS RELEASE

DEL MONTE CORPORATION ANNOUNCES AMENDMENT TO ITS
SENIOR CREDIT FACILITIES
Pricing Reduced By 100-150 Basis Points

SAN FRANCISCO, CA, February 2, 2004 – Del Monte Foods Company (NYSE: DLM) announced today that its principal operating subsidiary, Del Monte Corporation (“Company”), successfully completed an amendment to its Senior Credit Facilities. The amendment provides for reduced pricing, a repayment in full of the existing Term Loan A facility, a related increase in the Term Loan B facility to $883 million and other provisions to enhance the Company’s financial flexibility.

Pricing on the Term Loan B was reduced by 150 basis points to LIBOR+225, while pricing on the Company’s Revolver was reduced by 100 basis points to LIBOR+250, subject to further downward adjustment based on applicable grid pricing. The facility maturities remained unchanged. The Revolver commitment terminates in December 2008 and the Term Loan B matures in December 2010.

“We believe these changes reflect, in part, the Company’s improved credit profile, as we have used the Company’s strong cash flow to reduce leverage since the completion of our merger. Additionally, we believe that these reduced pricing levels and improved financial flexibility demonstrate the continued, supportive relationship between the Company and its lenders,” said Richard G. Wolford, Del Monte Chairman and CEO.

Del Monte anticipates that in fiscal 2004, the reduced cash interest expense will be offset by the amortization and write-off of financing fees and expenses. As a result, the Company does not expect the amendment to materially impact its fiscal 2004 EPS results. Del Monte anticipates cash interest savings in fiscal 2005 will be partially offset by amortization of capitalized financing fees. As a result, net income is expected to be beneficially impacted by approximately $4 million in fiscal 2005.

The amendment process was led by Banc of America Securities LLC and J.P. Morgan Securities, Inc. each as Joint Book Manager. In addition, Bank of America, N.A., as Administrative Agent, coordinated the transaction closing activities.

About Del Monte Foods

Del Monte Foods Company is one of the country’s largest and most well known producers, distributors and marketers of premium quality, branded and private label food and pet products for the U.S. retail market, generating over $3 billion in pro forma net sales in fiscal 2003. With a powerful portfolio of brands including Del Monte®, Contadina®, StarKist, S&W®, Nature’s Goodness™, College Inn®, 9Lives®, Kibbles ‘n Bits®, Pup-Peroni®, Snausages®, and NawSomes!®, Del Monte products are found in 9 out of 10 American households.

This press release contains forward-looking statements conveying management’s expectations as to the future based on plans, estimates and projections at the time the Company makes the statements. The forward-looking statements contained in this press release include statements related to our relationship with our lenders and expected savings. Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement, including future changes, if any, in our borrowings under our Senior Credit Facilities. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake to update any of these statements in light of new information or future events.

Contacts:
Melissa Plaisance (analysts)	Melissa Murphy (media)
Del Monte Foods	Del Monte Foods
(415) 247-3245	(412) 222-8713

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